Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

August 1, 2012

Fresenius Medical Care Reports Strong Second Quarter 2012 And Half Year 2012 Results And Confirms Guidance For Full Year 2012

2nd Quarter 2012 Summary:

Net revenue	$3,428 million	+9%
Operating income (EBIT)	$589 million	+16%
Net income *	$289 million	+11%
Earnings per ordinary share	$0.95	+10%

Earnings excluding investment gain:
Net income *	$276 million	+6%
Earnings per ordinary share	$0.91	+5%

First Half 2012 Summary:

Net revenue	$6,677 million	+9%
Operating income (EBIT)	$1,092 million	+14%
Net income *	$660 million	+37%
Earnings per ordinary share	$2.17	+36%

Earnings excluding investment gain:
Net income *	$520 million	+8%
Earnings per ordinary share	$1.71	+7%

* Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the second quarter and first half of 2012.

2nd Quarter 2012

Revenue

Net revenue for the second quarter of 2012 increased by 9% to $3,428 million (+13% at constant currency) compared to the second quarter of 2011. Organic revenue growth worldwide was 4%. Dialysis services revenue grew by 13% to $2,605 million (+16% at constant currency) and dialysis product revenue decreased by 1% to $823 million and increased by +6% at constant currency.

North America revenue for the second quarter of 2012 increased by 14% to $2,249 million. Dialysis services revenue grew by 15% to $2,043 million with a same market growth of 4%. Average revenue per treatment for U.S. clinics increased to $351 in the second quarter of 2012 compared to $348 for the corresponding quarter in 2011. Dialysis product revenue increased by 3% to $206 million mainly as a result of higher sales of hemodialysis products.

International revenue increased by 1% to $1,171 million (+ 11% at constant currency). Organic revenue growth was 6%. Dialysis services revenue increased by 5% to $562 million (+16% at constant currency). Dialysis product revenue decreased by 3% to $609 million and increased by 6% at constant currency, mainly driven by higher sales of dialysis machines and dialyzers.

Earnings

Operating income (EBIT) for the second quarter of 2012 increased by 16% to $589 million compared to $510 million in the second quarter of 2011. This resulted in an operating margin of 17.2% for the second quarter of 2012 compared to 16.2% for the corresponding quarter in 2011.

In North America, the operating margin increased from 17.7% to 19.2%. Average costs per treatment for U.S. clinics decreased by $3 to $280 in the second quarter of 2012 as compared to $283 in the second quarter of 2011.

In the International segment, the operating margin increased from 17.5% to 17.7%.

Net interest expense for the second quarter of 2012 was $104 million, compared to $75 million in the second quarter of 2011. This development was mainly attributable to the higher level of financial debt as a result of the issuance of various tranches of senior notes over the course of 2011 and 2012.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the second quarter of 2012 was $289 million, an increase of 11% compared to the corresponding quarter of 2011. This includes a non-taxable investment gain of $13 million related to the acquisition of Liberty Dialysis Holdings, Inc., including its 51% stake in Renal Advantage Partners, LLC (RAI). The gain is a result of measuring the 49% equity interest in RAI held by the company at its fair value at the time of the Liberty acquisition and represents an adjustment to the amount recorded in the first quarter of 2012 as part of the continuing finalization of the Liberty purchase accounting. Excluding this investment gain net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 6% to $276 million.

Income tax expense was $172 million for the second quarter of 2012 compared to $149 million in the second quarter of 2011, reflecting effective tax rates of 34.6% and 34.2%, respectively. Excluding the investment gain the effective tax rate was 35.5%.

Earnings per ordinary share (EPS) for the second quarter 2012 was $0.95 and $0.91 if excluding the investment gain. This represents an increase compared to the second quarter of 2011 of 10% and of 5%, respectively. The weighted average number of ordinary shares outstanding for the second quarter of 2012 was approximately 300.4 million shares, compared to 298.6 million shares for the second quarter of 2011. The increase in shares outstanding resulted from stock option exercises in the past 12 months.

Cash flow

In the second quarter of 2012, the company generated $451 million in cash from operations, an increase of 45% compared to the corresponding figure last year and representing 13.2% of revenue. The cash flow generation was supported by a favorable development of days sales outstanding.

A total of $151 million was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $300 million compared to $194 million in the second quarter of 2011. A total of $6 million in cash was generated from divestitures, net of acquisitions. Free cash flow after acquisitions and divestitures was $306 million, compared to minus $590 million in the second quarter of 2011.

First Half 2012:

Revenue and Earnings

Net revenue for the first half of 2012 increased by 9% to $6,677 million (+12% at constant currencies) compared to the first half of 2011. Organic revenue growth was 4% in the first half of 2012.

Operating income (EBIT) for the first half of 2012 increased by 14% to $1,092 million compared to $955 million in the first half of 2011. The operating income margin increased to 16.4% for the first half of 2012 as compared to 15.6% in the same period in 2011.

Net interest expense for the first half of 2012 was $203 million compared to $146 million in the same period of 2011.

For the first half of 2012, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $660 million, up by 37% from the first half of 2011. This includes a non-taxable investment gain of $140 million related to the acquisition of Liberty Dialysis Holdings, Inc., including its 51% stake in Renal Advantage Partners, LLC (RAI). The gain is a result of measuring the 49% equity interest in RAI held by the company at its fair value at the time of the Liberty acquisition.

Excluding this investment gain net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 8% to $520 million.

Income tax expense for the first half of 2012 was $309 million compared to $273 million in the same period in 2011, reflecting effective tax rates of 30.1% and 33.8%, respectively. Excluding the investment gain the effective tax rate was 34.8%.

In the first half of 2012, earnings per ordinary share rose by 36% to $2.17 and by 7% to $1.71 if excluding the investment gain. The weighted average number of ordinary shares outstanding during the first half of 2012 was approximately 300.3 million.

Cash Flow

Cash from operations during the first half of 2012 was $932 million compared to $487 million for the same period in 2011, representing 14% of revenue.

A total of $274 million in cash was spent for capital expenditures, net of disposals. Free cash flow before acquisitions for the first half of 2012 was $658 million compared to $256 million in the same period in 2011. A total of $1,520 million in cash was spent for acquisitions, net of divestitures. Free cash flow after acquisitions and divestitures was minus $862 million compared to minus $866 million in the first half of last year.

Please refer to the attachments for a complete overview on the second quarter and first half of 2012 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients — Clinics — Treatments

As of June 30, 2012, Fresenius Medical Care treated 256,456 patients worldwide, which represents a 14% increase compared to the previous year’s figure. North America provided dialysis treatments for 164,058 patients, an increase of 17%. Including 28 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 166,282. The International segment provided dialysis treatment to 92,398 patients, an increase of 7% over the prior year’s figure.

As of June 30, 2012, the company operated a total of 3,123 clinics worldwide, which represents a 10% increase compared to the previous year’s figure. The number of clinics is comprised of 2,046 clinics in North America (2,074 including managed clinics), and 1,077 clinics in the International segment, representing an increase of 12% and 6%, respectively.

During the first half of 2012, Fresenius Medical Care delivered approximately 18.89 million dialysis treatments worldwide. This represents an increase of 14%, compared to last year’s figure. North America accounted for 11.89 million treatments, an increase of 12%. The International segment delivered 7.0 million treatments, an increase of 18%.

Employees

As of June 30, 2012, Fresenius Medical Care had 84,194 employees (full-time equivalents) worldwide, compared to 79,159 employees at the end of 2011. This increase of more than 5,000 employees is due to overall growth in the company’s business and acquisitions including Liberty Dialysis Holdings, Inc.

Debt/EBITDA ratio

The ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA) increased from 2.77 at the end of the second quarter of 2011 to 2.92 at the end of the second quarter of 2012. The debt/EBITDA ratio at the end of 2011 was 2.69.

Rating

Moody’s affirmed the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook, and Fitch rates the company’s corporate credit as ‘BB+’ with a ‘stable’ outlook. Standard & Poor’s placed the company’s corporate credit on review as ‘BB+’ with a possible downgrade from “stable” to “negative”.  For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Sales and earnings outlook for 2012 confirmed

For the full year 2012, the company confirms its sales and earnings outlook.

The company expects revenue to grow to ~ $14 billion in 2012(1).

Net income is expected to grow to ~ $1.3 billion and net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to grow to ~ $1.14 billion(1). This does not include the investment gain in the amount of approximately $140 million in the first half of 2012.

For 2012, the company expects to spend ~ $700 million on capital expenditures and ~ $1.8 billion on acquisitions. The debt/EBITDA ratio is expected to be below 3.0 by the end of 2012.

Ben Lipps, chief executive officer of Fresenius Medical Care, commented: “We achieved a very good operating performance in the second quarter of 2012. We are very pleased with the progress we and our clinical associates are achieving to improve global patient care outcomes, notably in anemia and nutrition management and the continued reduction in hospital days. North America is progressing well with its integration of the Liberty acquisition. Revenue growth in both North America and International was double digit in constant currency and despite the difficult global economic environment, we have improved cash collection, which also reflects the dedication of our staff and credibility we have with payers. In summary, we are affirming our guidance for the full year 2012 and expect another record year for the company.”

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the second quarter and first half of 2012 on Wednesday, August 1, 2012, at 3:30 p.m. CEDT / 9:30 a.m. EDT. The company invites investors to view the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

(1) We define the ~ sign as a +/- 0-2% deviation from the respective numbers

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than

2.1 million individuals worldwide. Through its network of 3,123 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 256,456 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care

	Three Months Ended			Six Months Ended
	June 30,			June 30,
Statement of Earnings	2012	2011	Change	2012	2011	Change
(in US-$ thousands, except share data)
(unaudited)

Revenue
Dialysis care	2,675,422	2,361,563	13.3%	5,219,481	4,646,879	12.3%
Less: patient service bad debt provision	70,303	56,429	24.6%	137,162	108,966	25.9%
Net dialysis care	2,605,119	2,305,134	13.0%	5,082,319	4,537,913	12.0%
Dialysis products	822,854	832,489	-1.2%	1,594,409	1,583,561	0.7%
Total net revenue	3,427,973	3,137,623	9.3%	6,676,728	6,121,474	9.1%

Cost of revenue	2,301,099	2,108,617	9.1%	4,480,345	4,144,581	8.1%
Gross profit	1,126,874	1,029,006	9.5%	2,196,383	1,976,893	11.1%
Selling, general and administrative	539,616	501,559	7.6%	1,092,448	985,795	10.8%
Gain on sale of dialysis clinics	(24,647)	—		(33,961)	—
Research and development	26,938	26,783	0.6%	55,460	52,932	4.8%
Income from equity method investees	(3,858)	(8,880)	-56.5%	(9,355)	(16,462)	-43.2%
Operating income (EBIT)	588,825	509,544	15.6%	1,091,791	954,628	14.4%

Investment gain	(12,915)	—		(139,600)	—
Interest income	(12,496)	(15,579)	-19.8%	(32,802)	(26,000)	26.2%
Interest expense	116,691	90,183	29.4%	235,877	172,169	37.0%
Interest expense, net	104,195	74,604	39.7%	203,075	146,169	38.9%
Income before taxes	497,545	434,940	14.4%	1,028,316	808,459	27.2%
Income tax expense	172,241	148,856	15.7%	309,318	273,260	13.2%
Net income	325,304	286,084	13.7%	718,998	535,199	34.3%
Less: Net income attributable to noncontrolling interests	35,967	25,323	42.0%	59,163	53,737	10.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	289,337	260,761	11.0%	659,835	481,462	37.0%

Operating income (EBIT)	588,825	509,544	15.6%	1,091,791	954,628	14.4%
Depreciation and amortization	150,877	136,289	10.7%	294,251	272,273	8.1%
EBITDA	739,702	645,833	14.5%	1,386,042	1,226,901	13.0%

Earnings per ordinary share	$0.95	$0.86	10.3%	$2.17	$1.59	36.2%
Earnings per ordinary ADS	$0.95	$0.86	10.3%	$2.17	$1.59	36.2%

Weighted average number of shares
Ordinary shares	300,415,725	298,559,749		300,310,425	298,427,098
Preference shares	3,966,600	3,958,515		3,966,301	3,957,978

In percent of revenue
Cost of revenue	67.1%	67.2%		67.1%	67.7%
Gross profit	32.9%	32.8%		32.9%	32.3%
Selling, general and administrative	15.7%	16.0%		16.4%	16.1%
Gain on sale of dialysis clinics	-0.7%	—		-0.5%	—
Research and development	0.8%	0.9%		0.8%	0.9%
Income from equity method investees	-0.1%	-0.3%		-0.1%	-0.3%
Operating income (EBIT)	17.2%	16.2%		16.4%	15.6%
Investment gain	-0.4%			-2.1%
Interest expense, net	3.0%	2.4%		3.0%	2.4%
Income before taxes	14.5%	13.9%		15.4%	13.2%
Income tax expense	5.0%	4.7%		4.6%	4.5%
Net income attributable to noncontrolling interests	1.0%	0.8%		0.9%	0.9%
Net income attributable to shareholders of FMC AG & Co. KGaA	8.4%	8.3%		9.9%	7.9%

EBITDA	21.6%	20.6%		20.8%	20.0%

Fresenius Medical Care

	Three Months Ended			Six Months Ended
	June 30,			June 30,
Segment and Other Information	2012	2011	Change	2012	2011	Change
(in US-$ million, except employees)
(unaudited)

Net revenue
North America	2,249	1,971	14.1%	4,353	3,896	11.7%
International	1,171	1,163	0.7%	2,307	2,217	4.0%
Corporate	8	4	100.3%	17	8	104.4%
Total net revenue	3,428	3,138	9.3%	6,677	6,121	9.1%

Operating income (EBIT)
North America	431	348	23.7%	779	661	17.9%
International	207	203	2.0%	402	374	7.5%
Corporate	(49)	(41)	17.7%	(89)	(80)	11.5%
Total operating income (EBIT)	589	510	15.6%	1,092	955	14.4%

Operating income in percent of revenue
North America	19.2%	17.7%		17.9%	17.0%
International	17.7%	17.5%		17.4%	16.9%
Total	17.2%	16.2%		16.4%	15.6%

Employees
Full-time equivalents				84,194	77,081

Fresenius Medical Care

Reconciliation of non US-GAAP	Three Months Ended		Six Months Ended
financial measures to the most directly	June 30,		June 30,
comparable US-GAAP financial measures	2012	2011	2012	2011
(in US-$ million)
(unaudited)

Segment information North America
Net revenue	2,249	1,971
Costs of revenue and research and development	1,534	1,358
Selling, general and administrative	317	274
Gain on sale of dialysis clinics	(25)	—
Income from equity method investees	(8)	(9)
Costs of revenue and operating expenses	1,818	1,623
Operating income (EBIT)	431	348
In percent of revenue	19.2%	17.7%

Dialysis products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	400	394
Less internal sales	(194)	(195)
Dialysis products external sales	206	199
International
Dialysis products revenue incl. internal sales	712	728
Less internal sales	(103)	(99)
Dialysis products external sales	609	629

Reconciliation of cash flow from operating activities to EBITDA (1)
Total EBITDA			1,386	1,227
Interest expense, net			(203)	(146)
Income tax expense			(309)	(273)
Change in working capital and other non-cash items			58	(321)
Net cash provided by operating activities			932	487

Annualized EBITDA (2)
Operating income (EBIT) last twelve months			2,349	1,987
Depreciation and amortization last twelve months			603	530
Non-cash charges			53	50
Annualized EBITDA			3,005	2,567

(1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

(2) EBITDA 2012: Pro forma numbers including Liberty Dialysis Holdings Inc., after FTC mandated divestitures.

Fresenius Medical Care

	June 30,	December 31,
Balance Sheet	2012	2011
(in US-$ million)	(unaudited)	(audited)

Assets
Current assets	6,063	5,695
Intangible assets	11,894	9,873
Other non-current assets	3,787	3,965
Total assets	21,744	19,533

Liabilities and equity
Current liabilities	5,870	4,263
Long-term liabilities	6,861	6,799
Noncontrolling interests subject to put provisions	541	410
Total equity	8,472	8,061
Total liabilities and equity	21,744	19,533

Equity/assets ratio:	39%	41%

Debt
Short-term borrowings	103	99
Short-term borrowings from related parties	52	28
Current portion of long-term debt and capital lease obligations	3,086	1,589
Long-term debt and capital lease obligations, less current portion	5,543	5,495
Total debt	8,784	7,211

Fresenius Medical Care

Cash Flow Statement
Six months ended June 30,	2012	2011
(in US-$ million)
(unaudited)

Operating activities
Net income	720	536
Depreciation / amortization	294	272
Investment gain	(140)	—
Change in working capital and other non-cash items	58	(321)
Cash Flow from operating activities	932	487

Investing activities
Purchases of property, plant and equipment	(277)	(238)
Proceeds from sale of property, plant and equipment	3	7
Capital expenditures, net	(274)	(231)
Free Cash Flow	658	256

Acquisitions, net of cash acquired, and purchases of intangible assets	(1,748)	(1,122)
Proceeds from divestitures	228	—
Acquisitions, net of divestitures	(1,520)	(1,122)
Free Cash Flow after investing activities	(862)	(866)

Financing activities
Change in accounts receivable securitization program	(83)	130
Change in intercompany debt	25	146
Change in other debt	1,463	1,419
Proceeds from exercise of stock options	23	32
Distributions to noncontrolling interests	(79)	(62)
Contributions from noncontrolling interests	12	12
Dividends paid	(272)	(281)
Cash Flow from financing activities	1,089	742

Effects of exchange rates on cash	(7)	50
Net increase (decrease) in cash	220	(74)

Cash at beginning of period	457	523
Cash at end of period	677	449

Fresenius Medical Care

Quarterly Performance Scorecard - Revenue
Three months ended June 30,	2012	cc	2011	cc
(in US-$ thousands, except per-treatment revenue)
(unaudited)

North America
Net revenue	2,248,692		1,970,990
Growth year-over-year	14.1%		0.0%

Net Dialysis care	2,043,127		1,771,515
Growth year-over-year	15.3%		0.6%
U.S. per treatment	351		348
Per treatment	344		340
Sequential growth	-0.5%		-0.1%
Growth year-over-year	1.1%		-2.4%

Dialysis products
Incl. internal sales	399,979		394,413
Growth year-over-year	1.4%		1.2%
External sales	205,565		199,475
Growth year-over-year	3.1%		-4.7%

International
Net revenue	1,170,902		1,162,448
Growth year-over-year	0.7%	10.8%	26.4%	14.8%

Net dialysis care	561,992		533,618
Growth year-over-year	5.3%	16.3%	31.1%	19.6%
Per treatment	159	176	178	162
Sequential growth	-1.4%		3.5%
Growth year-over-year	-10.4%	-1.0%	11.7%	1.9%

Dialysis products
Incl. internal sales	711,970		728,130
Growth year-over-year	-2.2%	7.6%	22.6%	10.9%
External sales	608,910		628,830
Growth year-over-year	-3.2%	6.1%	22.7%	10.9%

cc= constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates”.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on its revenue from period to period. However, we also believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Fresenius Medical Care

Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended June 30,	2012	2011
(unaudited)

North America
Number of treatments	6,141,414	5,379,508
Treatments per day	78,736	68,968
Per day sequential growth	6.9%	1.3%
Per day year-over-year growth	14.2%	3.7%
Same market growth year-over-year	3.6%	3.2%

International
Number of treatments	3,531,153	3,004,965
Same market growth year-over-year	3.9%	5.2%

Fresenius Medical Care

Quarterly Performance Scorecard - Expenses
Three months ended June 30,	2012	2011
(unaudited)

North America
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	80.8%	82.3%
Selling, general and administrative
In percent of revenue	14.1%	13.9%
U.S. Dialysis care operating expenses/treatment (in US-$)	280	283
Sequential growth	-2.1%	-1.9%
Growth year-over-year	-0.9%	-3.3%
Dialysis Care operating expenses/treatment (in US-$)	275	277
Sequential growth	-2.0%	-2.0%
Growth year-over-year	-0.7%	-3.5%

Total Group
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	82.8%	83.8%
Selling, general and administrative
In percent of revenue	15.7%	16.0%
Effective tax rate	34.6%	34.2%

Fresenius Medical Care

Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended June 30,	2012	2011
(in US-$ thousands, except number of de novos)
(unaudited)

Total Group
Operating cash flow	450,783	311,244
In percent of revenue	13.2%	9.9%

Free cash flow before acquisitions	299,593	194,108
In percent of revenue	8.7%	6.2%

Acquisitions and investments, net of divestitures	-6,108	783,666

Capital expenditures, net	151,190	117,136
In percent of revenue	4.4%	3.7%

Maintenance	87,802	66,615
In percent of revenue	2.6%	2.1%

Growth	63,388	50,521
In percent of revenue	1.8%	1.6%

Number of de novos	21	7
North America	16	4
International	5	3

Fresenius Medical Care

Quarterly Performance Scorecard - Balance Sheet
June 30,	2012	2011
(unaudited)

Total Group
Debt (in US-$ million)	8,784	7,114
Debt/EBITDA	2.9	2.8

North America
Days sales outstanding	54	59

International
Days sales outstanding	120	121

Fresenius Medical Care

Quarterly Performance Scorecard
Three months ended June 30,	2012	2011

North America (U.S.)
Clinical Performance
Single Pool Kt/v > 1.2	97%	97%
Hemoglobin = 10-12g/dl	77%	75%
Hemoglobin = 10-13g/dl	83%	89%
Calcium = 8.4-10.2mg/dl	83%	79%
Albumin >= 3.5 g/dl (1)	86%	84%
No catheter	79%	77%
Phosphate <= 5.5mg/dl	65%	63%
Hospitalization days per patient (12 months ending June 30)	9.7	9.8

Demographics
Average age (in years)	62	62
Average time on dialysis (in years)	3.8	3.7
Average body weight (in kg)	81	81
Prevalence of diabetes	58%	56%

Europe, Middle East and Africa
Clinical Performance
Single Pool Kt/v > 1.2	96%	96%
Hemoglobin = 10-12g/dl	59%	57%
Hemoglobin = 10-13g/dl	78%	78%
Calcium = 8.4-10.2mg/dl	76%	77%
Albumin >= 3.5 g/dl (1)	88%	89%
No catheter	81%	81%
Phosphate <= 5.5mg/dl	77%	74%
Hospitalization days per patient (12 months ending June 30)	9.2	9.6

Demographics
Average age (in years)	64	64
Average time on dialysis (in years)	5.2	5.0
Average body weight (in kg)	71	71
Prevalence of diabetes	27%	28%

(1) International standard BCR CRM470